SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 FOR May 03, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.         Description

Exhibit No. 1       Director Shareholding announcement dated 15 April 2005
Exhibit No. 2       Employee Trust announcement dated 19 April 2005
Exhibit No. 3       Employee Trust announcement dated 20 April 2005
Exhibit No. 4       Employee Trust announcement dated 21 April 2005
Exhibit No. 5       Interim Report announcement dated 21 April 2005
Exhibit No. 6       Employee Trust announcement dated 22 April 2005
Exhibit No. 7       Notifiable Interests announcement dated 25 April 2005
Exhibit No. 8       Employee Trust announcement dated 26 April 2005
Exhibit No. 9       Employee Trust announcement dated 27 April 2005
Exhibit No. 10      Employee Trust announcement dated 28 April 2005
Exhibit No. 11      Holding(s) in Company announcement dated 28 April 2005

Exhibit No. 1

                               Allied Domecq PLC

                 Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, dated 15 April 2005, that they disposed on 14 April and 15 April, of a total of 167,700 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,063,256 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat

Deputy Company Secretary


15 April 2005

Exhibit No. 2


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 19 April 2005, that they disposed on that date of a total of 257 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 17,062,999 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

19 April 2005

Exhibit No. 3


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 19 April 2005, that they disposed on that date of a total of 12,100 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 17,050,899 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

20 April 2005

Exhibit No. 4


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 20 April 2005, that they disposed on that date of a total of 4,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 17,046,399 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

21 April 2005

Exhibit No. 5


Allied Domecq PLC

21 April 2005

Doc Re: Interim Report For Six Months Ended 28 February 2005.

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No. 020 7066 1000

Exhibit No. 6


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three seperate notifications, two dated 21 April 2005 and one dated 22 April 2005, that they disposed on those dates of a total of 34,319 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,012,080 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown

Director, Corporate Secretariat

Deputy Company Secretary


22 April 2005

Exhibit No. 7


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

    ALLIED DOMECQ PLC

2)  Name of director

    GRAHAM CHARLES HETHERINGTON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    HOLDING OF SPOUSE OF SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    GRAHAM CHARLES HETHERINGTON  84,947 -   SHARES HELD IN OWN NAME

                                164,626 -   SHARES HELD IN TOWERS PERRIN SHARE
                                            PLAN SERVICES LTD,TRUSTEE OF THE
                                            ALLIED DOMECQ PLC SHARE OWNERSHIP
                                            TRUSTS

                                  3,500 -   SHARES HELD IN GREENWOOD NOMINEES
                                            LIMITED

    TOTAL                     - 253,073   SHARES


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    DIRECTOR'S SPOUSE - MRS VICTORIA HETHERINGTON

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    INCREASE IN NOTIFIABLE INTEREST BY VIRTUE OF S.328 COMPANIES ACT 1985 ("CA 1985")

7)  Number of shares/amount of stock acquired

    NOTIFIABLE INTEREST OF DIRECTOR INCREASED BY VIRTUE OF S.328 CA 1985 1,468 SHARES

8)  Percentage of issued class

    0.0001%

9)  Number of shares/amount of stock disposed

    N/A

10) Percentage of issued class

    N/A

11) Class of security

    25P ORDINARY SHARES

12) Price per share

    N/A, SHARES NOT ACQUIRED

13) Date of transaction

    12 MARCH 2005 (DATE OF MARRIAGE)

14) Date company informed

    22 APRIL 2005


15) Total holding following this notification

    GRAHAM CHARLES HETHERINGTON  84,947 -   SHARES HELD IN OWN NAME

                                164,626 -   SHARES HELD IN TOWERS PERRIN SHARE
                                            PLAN SERVICES LTD,TRUSTEE OF THE
                                            ALLIED DOMECQ PLC SHARE OWNERSHIP
                                            TRUSTS

                                  3,500 -   SHARES HELD IN GREENWOOD NOMINEES
                                            LIMITED

    MRS VICTORIA HETHERINGTON     1,468 -   SHARES HELD IN COMPUTERSHARE
                                            TRUSTEES LIMITED

    TOTAL                     - 254,541   SHARES

16) Total percentage holding of issued class following this notification

    0.023%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

    (1) 01 NOVEMBER 2002

    (2) 01 NOVEMBER 2002

    (3) 23 OCTOBER 2003

18) Period during which or date on which exercisable

    (1) 01 NOVEMBER 2005 TO 31 OCTOBER 2012

    (2) 01 NOVEMBER 2005 TO 31 OCTOBER 2012

    (3) 23 OCTOBER 2006 TO 22 OCTOBER 2013

19) Total amount paid (if any) for grant of the option

    N/A

20) Description of shares or debentures involved: class, number

    (1) 7,853 25P ORDINARY SHARES
    (2) 1,147 25P ORDINARY SHARES

    (3) 7,500 25P ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    (1) 382 PENCE
    (2) 382 PENCE

    (3) 383 PENCE

22) Total number of shares or debentures over which options held following this notification

    568,032 (INCREASED BY VIRTUE OF S.328 CA 1985)

23) Any additional information

OPTIONS WILL BECOME EXERCISABLE SUBJECT TO ALLIED DOMECQ'S EPS GROWTH EXCEEDING THE RETAIL PRICES INDEX ("RPI")BY 9% OVER A THREE-YEAR PERIOD. IF THE PERFORMANCE CONDITION IS NOT MET AT THE END OF THREE YEARS, THE PERFORMANCE PERIOD IS EXTENDED FIRST TO FOUR YEARS AND THEN FIVE YEARS, WITH A PROPORTIONATE INCREASE IN THE PERFORMANCE CONDITION TO RPI PLUS 12% AND 15% RESPECTIVELY.

NO SHARES WERE ACQUIRED BY OR OPTIONS GRANTED TO MR. OR MRS. HETHERINGTON. HOWEVER, DUE TO MARRIAGE AND THE APPLICATION OF S.328 CA 1985, A NEW INTEREST HAS BECOME NOTIFIABLE PURSUANT TO LISTING RULE 16.13.

24) Name of contact and telephone number for queries

    CHARLES BROWN

    TELEPHONE  0117 978 5265

25) Name and signature of authorised company official responsible for making this notification

      CHARLES BROWN,

      DIRECTOR, CORPORATE SECRETARIAT

      DEPUTY COMPANY SECRETARY

      TELEPHONE  0117 978 5265

Exhibit No. 8

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three seperate notifications, two dated 25 April 2005 and one dated 26 April 2005, that they disposed on 25 April of a total of 171,548 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 16,840,532 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

26 April 2005

Exhibit No. 9


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 26 April 2005, that on that date they disposed of a total of 27,648 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey also advised under a notification of the same date that further awards under the Allied Domecq PLC Performance Share Plan 2005 (the "Plan") had been made in the form of 39,818 forfeitable shares.

As a result of the above transactions, the number of unallocated shares in the Company held by Towers Perrin Share Plan Services (Guernsey) Limited has reduced from 16,840,532 to 16,773,066 (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these transactions there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

27 April 2005

Exhibit No. 10


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, both dated 27 April 2005, that they disposed on that date, of a total of 169,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 16,604,066 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


28 April 2005

Exhibit No. 11

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Allied Domecq PLC.

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

2 separate notifications in respect of shareholder named in 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Known

5. Number of shares / amount of stock acquired

Not Known

6. Percentage of issued class

Not Known

7. Number of shares / amount of stock disposed

Not Known

8. Percentage of issued class

Not Known

9. Class of security

25 pence Ordinary shares

10. Date of transaction

Two transactions dated 25 and 26 April 2005

11. Date company informed

27 and 28 April 2005 respectively

12. Total holding following this notification

Total holding following both notifications is

51,132,588

13. Total percentage holding of issued class following this notification

4.62%

14. Any additional information

The Shareholder named in 2 advised under a notification dated 25 April 2005 and received by the company on 27 April 2005 that it had a notifiable interest in 40,844,024 ordinary shares of the company amounting to 3.69% of the issued class. The shareholder named in 2 further notified the company under a notification dated 26 April 2005 and received by the company on 28 April 2005 that it had increased its holding in the company. The shareholder named in 2 now holds a total of 51,132,588 ordinary shares in the company amounting to a total of 4.62% of the issued class.

15. Name of contact and telephone number for queries

Nick Giles- Telephone: 0117 978 5009

16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary

Date of notification

28 April 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

03 May, 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary